Medtronic plc
Building Two
Parkmore Business Park West
Galway, Ireland
www.medtronic.com
November 18, 2024

Via EDGAR Correspondence

Mr. Michael Fay
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re: Medtronic plc
Form 10-K for the Fiscal Year Ended April 26, 2024
Filed June 20, 2024
File No. 001-36820

Dear Mr. Fay:

Please find below Medtronic plc’s (“Medtronic” or the “Company”) response to your comment as noted in your letter to the Company dated November 13, 2024. For ease of review, we have included the comment from your letter in italics and included our response in bold font below the comment.

Form 10-K for the Fiscal Year Ended April 26, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations.
Income Taxes, page 41

1.Please provide us additional quantitative and qualitative information regarding the potential impact from enacted Pillar Two legislation. For example, please describe in further detail the impact from enacted legislation in Ireland.

Response to Comment:

As of the June 20, 2024 filing date of the Company’s Form 10-K for the year ended April 26, 2024, the Company was monitoring and evaluating recently issued administrative guidance relating to Pillar Two legislation from the Organization for Economic Co-operation and Development (OECD). More specifically, the Company was evaluating the Global Anti-Base Erosion Model Rules (GloBE rules) guidance issued on June 17, 2024 and the impacts to the Irish enacted Income Inclusion Rule (IIR) calculations. Given the time needed to fully evaluate the additional administrative guidance, the Company was not able to reasonably estimate the impact of the Pillar Two global minimum tax on fiscal year 2025 results as of the June 20, 2024 filing date of the Company’s Form 10-K. However, the Company did not expect the impact to be material.

In the period after June 20, 2024 and prior to filing of the Company’s Quarterly Report on Form 10-Q for its first quarter of fiscal year 2025, filed on August 27, 2024, the Company was able to further analyze the implications from the administrative guidance, allowing the Company to assess the estimated impacts on the Company, which supported the Company’s preliminary materiality assessment. Therefore, the Company included the following additional quantitative and qualitative information regarding the potential impact from enacted Pillar Two legislation within the Income Taxes discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s Form 10-Q filed on August 27, 2024, at page 39:

Our effective tax rate for the three months ended July 26, 2024 was 17.4% as compared to 33.4% for the three months ended July 28, 2023. The decrease in the effective tax rate primarily relates to an income tax reserve adjustment made during the three months ended July 28, 2023 associated with the Medtronic Ventor Technologies Ltd court decision and year-over-year changes in operational results by jurisdiction, which were partially offset by the impact of the Pillar Two global minimum tax for the three months ended July 26, 2024.

Our Non-GAAP Nominal Tax Rate for the three months ended July 26, 2024 was 17.0% as compared to 15.8% for the three months ended July 28, 2023. The change in our Non-GAAP Nominal Tax Rate was primarily due to the implementation of the Pillar Two global minimum tax and year-over-year changes in operational results by jurisdiction. An increase in our Non-GAAP Nominal Tax Rate of 1 percent would result in an additional income tax provision for the three months ended July 26, 2024 of approximately $19 million.

This disclosure provides additional quantitative and qualitative information regarding the potential impact from enacted Pillar Two legislation, namely, the Company’s implementation of the Pillar Two global minimum tax generated a predominant portion of the 1.2 percentage point change in our Non-GAAP Nominal Tax Rate in the quarter. The Company expects to include similar disclosure on the estimated Pillar Two impacts in its future quarterly filings on Form 10-Q.

If you have any questions regarding these matters, please contact me at (763) 505-2787.

Sincerely,

/s/ Jennifer M. Kirk
Jennifer M. Kirk
Senior Vice President, Global Controller and Chief Accounting Officer

cc:	Gary Corona
Senior Vice President and Interim Chief Financial Officer
Ivan Fong
Executive Vice President, General Counsel and Secretary